Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS ANNOUNCES CHANGES IN ITS SUPERVISORY BOARD

Arnhem, the Netherlands, May 28, 2004—ARCADIS (NASDAQ: ARCAF; EURONEXT: ARCAD), the international consulting and engineering firm, today announced that after its General Meeting of Shareholders on May 12, Mr. Thomas M. Cohn was appointed a member of the Company's Supervisory Board. This appointment fills the remaining vacancy that occurred through the departures of Prof. Luck M. van Leeuwen and Mr. André A. van der Louw, also per May 12th, 2004. The other vacancy was filled by the appointment of Mr. Gerrit Ybema last year.

The Company also announced that Rijnhard W.F. van Tets was appointed Chairman of the Supervisory Board as successor to Prof. Van Leeuwen. Mr. Van Tets has been a member of the board since May 2002.

Mr. Cohn (1942) is a Belgian national and until the end of 2003 was Chairman of the Executive Board of Siemens Nederland NV. He has served Siemens since 1964 and joined Siemens Nederland NV in 1987, initially as its financial director, later as a member and, from 1994, as Chairman of the Executive Board. He has broad management experience in international business, and has knowledge and experience about the markets in which ARCADIS is active. Mr. Cohn holds several Supervisory Board functions and advisory positions at other firms. He has received high decorations in Belgium, the Netherlands and Germany, among other things for his work in the improvement of German-Dutch relations and his work in the field of Socially Responsible Business. Mr. Cohn qualifies as an independent member of the Supervisory Board as defined by the Committee on Dutch Corporate Governance.

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten at ARCADIS NV, phone: *31-26-3778604, e-mail: j.slooten@arcadis.nl
Visit us on the Internet: www.arcadis-global.com